Filed by Handspring, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

On June 4, 2003, Palm, Inc. and Handspring, Inc. issued a joint press release announcing that Palm and Handspring unanimously approved a definitive agreement in which Palm will spin-off PalmSource, Inc. and after the spin-off acquire Handspring. The text of the joint press release follows.

Contacts for Palm	Contacts for Handspring

Jimmy Johnson – Investor Relations 408.503.2771 jimmy.Johnson@corp.Palm.com	Brad Driver – Investor Relations 650.230.5070 bdriver@Handspring.com

Marlene Somsak – Media Relations 408.503.2592 marlene.Somsak@corp.Palm.com	Allen Bush – Media Relations 650.230.5029 abush@Handspring.com

Palm Announces Acquisition of Handspring

to Bolster Industry Leadership;

Board Approves PalmSource Spin-off

Transaction Scheduled to Close in Fall,

Driving Transformation of Handheld Industry

•	Combined Leadership Creates Greater Opportunity for Growth and Innovation

•	Operational Synergies Provide Path to Cost Savings and Profitability

•	Merged Company to Aggressively Drive the Future of Mobile Devices

MILPITAS and MOUNTAIN VIEW, Calif., June 4, 2003 — The boards of directors of Palm, Inc. (Nasdaq: PALM) and Handspring, Inc. (NASDAQ: HAND), a leading maker of Palm OS(R) smartphones, today announced that they each have unanimously approved a definitive agreement for Palm to acquire Handspring to form a new, stronger market leader in mobile computing and communications. The Palm board also gave final approval for the spin-off of PalmSource, Inc.

“These two bold moves will serve as a powerful catalyst to transform the landscape of the handheld industry. The strategic choice of merging Handspring and the Palm Solutions Group of Palm will create the broadest portfolio and the most-experienced leadership team in the industry, fully capable of delivering value to customers, partners and shareholders,” said Eric Benhamou, Palm, Inc. chairman and chief executive officer, and chairman of PalmSource. “And the spin-off of PalmSource will help grow the Palm Economy, attract additional licensees and unlock shareholder value.”

Palm, Inc. consists of two businesses — PalmSource, a subsidiary responsible for developing and licensing the Palm(TM) operating system, and the Palm Solutions Group, a business unit responsible for designing, making and marketing the world’s leading handheld devices(1). Immediately following the completion of the spin-off, Handspring will be merged with Palm, and the merged company will be renamed later in the year.

The transaction, encompassing the spin-off of PalmSource and the merger of Handspring with the remaining Palm Solutions Group of Palm, is expected to close in the fall, subject to certain conditions.

Under the proposed terms of the transaction, and following the spin-off of PalmSource, Handspring’s shareholders will receive 0.09 Palm shares — and no shares of PalmSource — for each share of Handspring common stock owned. Palm, Inc. will issue approximately 13.9 million shares of Palm common stock to Handspring’s shareholders on a fully diluted basis. As a result of the merger, Handspring’s shareholders will own approximately 32.2 percent of the newly merged company on a fully diluted basis, and Palm’s shareholders will own approximately 67.8 percent.

The value per share to be received by Handspring shareholders will be based on the Palm share price following the spin-off of PalmSource. The spin-off of PalmSource will be completed immediately prior to the closing of the Handspring acquisition.

Acquisition Rationale: Operational Excellence and Proven Innovation

The merger is designed to create a stronger competitor in handheld computing and communication solutions. Palm Solutions will become better able to realize its stated objectives of growing the market, maintaining industry leadership, and achieving consistent profitability. The strategic and operational benefits to the merged company include:

•	Maximizing Palm and Handspring’s combined scale and operational excellence to take full advantage of future growth opportunities;

•	Delivering an unmatched portfolio of innovative mobile products from traditional and multimedia handhelds to wireless handhelds and smartphones;

•	Adding Palm’s strong brand and distribution channels to Handspring’s highly regarded Treo product line and carrier relationships; and

•	Enhancing the Palm management team — including hardware and software design, engineering, and marketing — to help drive handheld computing into deeper and broader solutions.

The merged companies expect greater revenue opportunities. They also expect to obtain improved operating efficiencies of approximately $25 million in cost savings annually. The cost savings assume combined employee reductions of approximately 125 people, elimination of overlapping programs and unnecessary real estate, and the advantages of increased volume in manufacturing and distribution. Handspring employees are expected to move to Palm Solutions headquarters in Milpitas, Calif.

Merger of Leaders

“This is a merger of leaders — the world’s leading maker of handheld computers and a global leader of Palm OS based smartphones,” said Todd Bradley, Palm Solutions Group president and chief executive officer. “Having the best and broadest portfolio of innovative products that deliver what matters most to customers, sold by a robust channel and built from a foundation of operational excellence, is the best formula to expand our young, promising markets.”

“Palm and Handspring share a vision that handheld computers and smartphones have the potential to redefine the landscape of personal computing,” said Donna Dubinsky, chief executive officer of Handspring. “This merger brings together the best teams in the industry, and strengthens us to realize this vision.”

The merged company will be led by Bradley, who will continue as president and chief executive officer, and will be structured around two business units: handheld computing solutions, led by Ken Wirt, currently senior vice president, sales and marketing, for Palm Solutions; and smartphone solutions, to be led by Ed Colligan, current president and chief operating officer for Handspring. Jeff Hawkins, Handspring chairman and chief product officer, will become chief technology officer for the merged company.

“The vision and leadership that Jeff and Ed have brought to the industry will be tremendous assets to the Palm Solutions management team. Together, we’ll advance the industry in ways never before possible,” Bradley said.

Board Composition

Upon execution of the spin-off and closing of the merger, the Palm Solutions board of directors will consist of seven members from the current Palm, Inc. board plus three members of the current Handspring board of directors: John Doerr, Bruce Dunlevie and Dubinsky. David Nagel, PalmSource president and chief executive officer, will leave the Palm, Inc. board. Benhamou will continue as chairman of the PalmSource board, and of the merged company board.

Spin-off Rationale: Focus, Attracting More Licensees and Investors

The separation of PalmSource from Palm, Inc. is based on three principles. They are that:

•	Clarity of focus and mission for both Palm businesses leads to improved execution;

•	Creation of a level playing field among current and future licensees will lead to more licensees and developers who have deeper commitments to the Palm OS platform. This is expected to bring greater growth in the Palm Economy, especially as the market for smartphones emerges; and

•	Shareholder value can be enhanced if investors could evaluate and choose between both businesses separately, thereby attracting new and different investors.

“This is a great day for the Palm Economy,” said David Nagel, PalmSource president and chief executive officer. “The establishment of PalmSource as an independent company and the strengthening of our largest licensee mark an historic day in the handheld industry. As the leading mobile platform provider, we look forward to the opportunity to attract new customers and to grow the market for mobile computing and communication products.”

Transaction Detail

The spin-off of PalmSource and acquisition of Handspring will be combined into one transaction. First, all of the shares of PalmSource owned by Palm will be distributed to Palm shareholders. Second, following the spin-off, Palm will issue approximately 13.9 million shares to Handspring shareholders in exchange for their Handspring shares.

The completion of the acquisition is conditioned upon, among other things, the expiration or termination of the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, foreign anti-trust regulatory filings, approval from shareholders of Palm, Inc. and Handspring, listing of PalmSource shares on the Nasdaq Stock Market and other customary closing conditions. Shareholder votes are expected to take place at the two companies’ respective stockholder meetings to be held in the fall.

Palm has received voting commitments from Dubinsky, Hawkins and Colligan — the three largest employee stockholders — to vote certain of their shares amounting to a total of 37.5 percent of Handspring’s outstanding common stock in support of the proposed merger.

As part of the merger agreement, Palm will provide an initial $10 million line of credit to Handspring for working-capital purposes until the transaction closes. Under certain conditions, the line of credit may increase to $20 million, and its maturity may be extended.

The proposed spin-off is expected to be tax-free to Palm and the Palm shareholders, and the proposed acquisition of Handspring is expected to be tax-free to shareholders of both companies for U.S. federal income tax purposes. The merger with Handspring will be accounted for under the purchase method of accounting.

Morgan Stanley & Co. Incorporated served as financial advisor to Palm and also provided a fairness opinion. Wilson Sonsini Goodrich & Rosati, Professional Corporation, served as Palm’s legal counsel.

Credit Suisse First Boston, LLC, served as financial advisor to Handspring and also provided a fairness opinion. Fenwick & West, LLP, acted as legal counsel to Handspring.

Palm, Inc. and Handspring, Inc. Historical Timeline

1992 – Jeff Hawkins and Donna Dubinsky found Palm, Inc.

1995 – U.S. Robotics purchases Palm, Inc.

1996 – Palm introduces the PalmPilot 1000 and 5000 organizers.

1997 – 3Com purchases U.S. Robotics

1998 – Hawkins, Dubinsky and Colligan leave Palm to create Handspring

2000 – Palm executes an Initial Public Offering, separating from 3Com

2001 – Palm begins building separate businesses

•	Todd Bradley named Palm Solutions executive vice president and chief operating officer (June 1)

•	Palm announces plans to create OS subsidiary (July 27)

•	Palm OS subsidiary acquires assets and talent from Be, Inc. (Aug. 16)

•	David Nagel is named Palm OS subsidiary president and chief executive officer (Aug. 27)

2002 – Palm further builds on two businesses

•	OS subsidiary creation completed (Jan. 1)

•	Bradley promoted to president and chief operating officer of Palm Solutions (May 2)

•	OS subsidiary named PalmSource

•	PalmSource names founding board of directors (June 24)

•	Bradley named Palm Solutions chief executive officer (June 25)

•	Palm Solutions and PalmSource move to separate campuses (August)

•	Sony invests $20 million in PalmSource, marking first outside investment (Oct. 8)

•	PalmSource adds four new licensees in year

•	IRS approves the spin-off as tax-free for U.S. citizens’ federal income-tax purposes (December)

2003 – Palm announces plans to acquire Handspring

About Handspring

Handspring is a leading innovator in personal communications and handheld computing. The company’s products include the award-winning Treo family of smartphones, and client and server software for fast Web access from handheld devices and mobile phones. Today Handspring sells its products and accessories at www.Handspring.com and through select Internet, retail and carrier partners in the United States, Europe, Asia, Australia, New Zealand, Canada Middle East, and Mexico/Latin America. For further information, please visit www.Handspring.com/international.

About PalmSource, Inc.

Information about PalmSource is available at http://www.palmsource.com/about/.

About Palm, Inc.

Information about Palm, Inc. is available at http://www.palm.com/aboutpalm.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the transformation of the handheld industry; the growth of the Palm economy and the attraction of additional PalmSource licensees as a result of the spin-off; the integration of the Handspring management team and employees with the Palm management team and employees; the timing of the consummation of the merger and the spin-off; the ability of the Palm Solutions Group to realize its objectives of growing the market, maintaining industry leadership and achieving consistent profitability; the strategic and operational benefits to the merged company following the acquisition; the expectation of greater revenue opportunities, operating efficiencies and cost savings as a result of the merger; employee reductions; the relocation of Handspring employees to Palm’s Milpitas headquarters; the management and board composition of Palm following the merger; and the tax-free nature of the spin-off and merger for U.S. federal income tax purposes. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the spin-off; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the introduction of new products by competitors or the entry of new competitors into the markets for Palm’s and Handspring’s products; the possibility that the Internal Revenue Service will determine that the spin-off will not be tax-free to Palm and its stockholders; an acquisition of over 50% of the stock of Palm or PalmSource within two years following the spin-off that is determined by the Internal Revenue Service to be part of a plan or series of related transactions involving the spin-off, making the spin-off taxable to Palm. The merged company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the merged company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Neither Palm nor Handspring undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date of this press release.

Conference Call Information

Senior management from Palm and Handspring will host a conference call today at 10:30 am EDT to discuss the transaction. Investors, the news media, and others may listen to a live teleconference of the meeting by dialing 888.335.6680 (domestic) or 973.935.8508 (international). No passcodes are required. Due to the expected number of participants, please call at least 15 minutes before the conference is to begin.

Slides with an audio webcast also are available at http://ir.palm.com by clicking on an available link.

A replay of the conference call will be available until June 16, 2003 by calling 877.519.4471 (domestic) or 973.341.3080 (international). Passcode is 3974950.

Broadcast Video and Other Palm Materials

Video is available for free download to television stations at The NewsMarket (www.thenewsmarket.com), a web-based news and video archive for distributing broadcast-standard video and other materials. Please register on www.thenewsmarket.com to browse and preview an extensive content library and order footage directly from your desktop. Registration and ordering on the site is free.

A photo is linked to this press release and available for download at the PR Newswire website (www.prnewswire.com).

Satellite Information

TIME:

Start Date/Time: June 4, 2003	07:30:00 EASTERN
End Date/Time: June 4, 2003	08:00:00 APPROX OUT: 0

Transponder—Galaxy 3-06 C-band
BAND-C
CONFIRMATION:	06042003-268
ORBITAL POSITION:	95 DEGREES (W)
CARRIER:	PanAmSat
BANDWIDTH:	36 MHz
UPLINK FREQ:	6045 MHz (H)
DOWNLINK FREQ:	3820 MHz (V)

Additional Information And Where To Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@handspring.com).

# # #

(1) IDC, May 2003 (“Looking for Growth: Handheld market suffers slow start to 2003” by Randy Giusto, Kevin Burden, Alex Slawsby, and Ross Sealfon)

Palm OS is a registered trademark of PalmSource, Inc., a subsidiary of Palm, Inc. Palm is a trademark of Palm, Inc.